Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-187307

Santander Holdings USA, Inc.

$500,000,000

3.450% Senior Notes due August 27, 2018

Terms and Conditions

Issuer:	Santander Holdings USA, Inc.

Expected Ratings[1]	Baa2/BBB/BBB (Moody’s/S&P/Fitch)

Security Type:	Senior unsecured notes

Trade Date:	August 22, 2013

Settlement Date:	August 27, 2013 (T+3 days)

Maturity:	August 27, 2018

Principal Amount:	$500,000,000

Benchmark Treasury:	1.375% due July 31, 2018

Benchmark Treasury Price and Yield:	98-16+/1.690%

Spread to Benchmark:	+ 180 bps

Yield:	3.490%

Coupon:	3.450%

Public Offering Price:	99.818%

Underwriters’ Commission:	0.35%

Net Proceeds:	$497,340,000 (before expenses)

Interest Payment Dates:	Interest on the notes is payable on the 27th of each February and August beginning February 27, 2014. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30 / 360

Redemption:	The notes will be redeemable in whole or in part by the Issuer on or after the 30th day prior to the maturity date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption

Listing:	The notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the notes

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	80282K AC0

ISIN:	US80282KAC09

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Santander Investment Securities Inc.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Santander Investment Securities Inc. at 1-212-407-0995.